

Mail Stop 4631

March 20, 2018

Via E-mail
Mr. Carl Weatherley-White
 Chief Financial Officer
VivoPower International PLC
91 Wimpole Street, Marylebone
London W1G 0EF
United Kingdom

     Re: **VivoPower International PLC**
            Form 20-F for the year ended March 31, 2017
            Filed August 1, 2017 as amended on August 1, 2017
            File No. 1-37974

Dear Mr. Weatherley-White:

We have reviewed your February 26, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2018 letter.

Form 20-F for the fiscal year ended March 31, 2017

2.2.12 Revenue Recognition, page F-12

1.   We note your response to comment two. You indicate that no costs of sales are associated with development fees, but we note from your response that you provide all management, administration, registry, secretarial, marketing, financial control and compliance services related to construction of the projects through to substantial completion. Please tell us what consideration you gave to paragraph 97 of IFRS 15 in making the determination that no costs of sales are associated with development fees.

2.   Your response also indicates that control of the NC-31 and NC-47 was transferred to external third-party investors on July 29, 2016 and October 25, 2016, respectively, with two wholly-owned subsidiaries of VivoPower retaining equity interests of 14.45% and 10% respectively, in these projects. We refer to page 82 of your F-4 filed on August 24, 2016, which indicates that the Tax Equity Investment by Firstar and the Equity Capital Contribution from NES would both be contributed to VivoPower upon achieving commercial operation (COD) for NC-31. Given this disclosure, please explain to us how you determined that control was transferred on July 29, 2016, while COD was achieved in March 2017. Please provide a similar analysis and timetable for NC-47 as well.

14. Investments, page F-24

3.   We note in your response that you now operate the two North Carolina projects on behalf of the investors. Please tell us and expand future disclosures to discuss the services you provide and how you are accounting for the revenues and costs associated with operating the projects.

4.   Given the significance of your investments, please include critical accounting estimate disclosure in your future 20-F filings which describes how you will monitor the carrying value of these investments to assess for impairment, as you note in your disclosure on page F-24.

        You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

                                            Sincerely,

                                            /s/ John Cash

                                            John Cash
                                            Branch Chief
                                            Office of Manufacturing and
                                            Construction